Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
The following email was sent to all employees of Siebel Systems, Inc. on September 12, 2005:
Dear Employee:
Today, Oracle announced the signing of a definitive agreement to acquire Siebel Systems for $10.66/share.
In recognition of the industry and product leadership that all of you have built over the years, Oracle plans to make Siebel’s products and services the centerpiece of its CRM strategy and will depend on Siebel to ensure the long-term success of Oracle’s customer-facing applications. Oracle plans to continue supporting Siebel’s technology partners and maintain support for Siebel applications running on heterogeneous databases to serve customer needs.
The acquisition is not expected to close until early 2006, subject to regulatory clearances and approvals. Until the closing occurs, both companies will continue to operate independently and it is business as usual.
This merger is very exciting for the benefits it brings to both Oracle and Siebel customers, partners, and to you, our employees. We strongly believe this merger serves the best interests of all our stakeholders. As part of Oracle, we join one of the world’s largest and most successful information technology companies. Oracle’s global reach and scale will provide us with the considerable and necessary resources to continue to deliver the world’s leading customer-facing applications.
For our customers, this merger will provide a comprehensive industry-leading suite of ERP, infrastructure, CRM, analytics and CDI solutions, providing a complete set of information age software. When we are operating as a combined company, both Oracle and Siebel customers will benefit from a stronger, more strategic software partner.
Our partners will join a significantly larger global ecosystem. We will continue to be strongly committed to delivering complete solutions with our strategic alliance partners and those of Oracle to the benefit of our customers.
The time for this transaction is now. Both companies are in the process of developing the next generation of applications based on open standards and a service-oriented architecture. As you know, we have successfully unveiled Siebel Component Assembly, and Oracle’s Project Fusion is also under development. Together, these development efforts provide a significant opportunity to define and lead the next generation of business computing software.
In order to provide you with detailed information about the acquisition and to answer your questions, we would like everyone to join us in an all-employee Webcast today, Monday, September 12th at 10 a.m. PST. Please refer to the attached instructions for information about how to join the webcast.
Each and every one of you can help make a difference in this merger. It is imperative for all of us to continue to stay focused – operating with the same level of professionalism, integrity, and focus as you consistently have. If you work in Sales or Services or act as an Executive Sponsor, please call your customers today and inform them of this exciting news. If you work in the Alliances organization, brief our industry partners. Stay focused and deliver a strong third quarter.

To help facilitate your customer and partner conversations, please refer to the attached key talking points, FAQ and press release. Please take note that it is IMPERATIVE that you NOT discuss this transaction with any press, financial or industry analysts. We appreciate your support on this pivotally important issue. Direct all press inquiries to Steve Diamond, all financial analyst inquiries to Terry Lee, and all industry analyst inquiries to Melissa Boxer.
Thank you for all your continuing contributions to the success of Siebel Systems and our customers. As we look forward to an exciting future, we want to thank you for all your considerable contributions to date and for your commitment to customer value, your professional excellence, your teamwork, your innovation and your bias for informed action. We have a company to run and we need each and every one of you to stay focused on achieving or exceeding your Q3 objectives.
Sincerely,

Thomas M. Siebel	George T. Shaheen
Chairman	Chief Executive Officer
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Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.